                  GENWORTH LIFE AND ANNUITY INSURANCE COMPANY
                      ANNUAL STEP-UP DEATH BENEFIT RIDER

This rider provides for an optional death benefit, which is coordinated with the Death Benefit Provisions Upon the Death of An Annuitant or Joint Annuitant provision in the Contract. While this rider is in effect, the amount payable is the greater of (a) and (b), as of the first Valuation Day as of which we have receipt of due proof of death and all required forms at our Home Office, where:

     (a) is the Death Benefit provided for under the Death Provisions section in the Contract; and

     (b) is the Annual Step-Up Death Benefit described below.

Annual Step-Up Death Benefit

Annual Step-Up Death Benefit if all Annuitant(s) are age 80 or younger at issue:

The Annual Step-Up Death Benefit on the Contract Date is the initial Purchase Payment. The Annual Step-Up Death Benefit will be reset on each Contract anniversary, up to and including the later of the fifth Contract anniversary and the Contract anniversary next following or coincident with the 80th birthday of the oldest Annuitant, and on the first Valuation Day as of which we have receipt of due proof of death and all required forms at our Home Office. At each reset date the Annual Step-Up Death Benefit equals the greater of
(a) and (b), where:

     (a) is the Contract Value; and

     (b) is the Annual Step-Up Death Benefit on the last reset date plus Purchase Payments made since the last reset date, adjusted for any withdrawals made and premium taxes paid since the last reset date.

Annual Step-Up Death Benefit if any Annuitant(s) is older than age 80 at issue:

The Annual Step-Up Death Benefit on the Contract Date is the initial Purchase Payment. The Annual Step-Up Death Benefit will be reset on each Contract anniversary, up to and including the Contract anniversary next following or coincident with the 85th birthday of the oldest Annuitant, and on the first Valuation Day as of which we have receipt of due proof of death and all required forms at our Home Office. At each reset date the Annual Step-Up Death Benefit equals the greater of (a) and (b), where:

     (a) is the Contract Value; and

     (b) is the Annual Step-Up Death Benefit on the last reset date plus Purchase Payments made since the last reset date, adjusted for any withdrawals made and premium taxes paid since the last reset date.

Annual Step-Up Death Benefit adjustment for withdrawals and premium tax:

Withdrawals reduce the Annual Step-Up Death Benefit proportionally by the same percentage that the withdrawal, including all surrender charges and premium taxes paid, reduces the Contract Value.

When the Annual Step-Up Death Benefit will be calculated:

The Annual Step-Up Death Benefit will be calculated as of the first Valuation Day as of which we have receipt of due proof of death and all required forms at our Home Office.

Annual Death Benefit Charge

There will be a charge made for this rider while it is in effect. This charge is made in arrears at the beginning of each Contract year after the first, and at surrender. The charge is made against the Contract Value. The maximum charge will be the rate shown on the Contract data pages times the Contract Value at the time of deduction. The actual charge will never be greater than the maximum annual charge. The charge at surrender will be a proportional share of the annual charge.

This annual death benefit charge will be deducted proportionally from the Subaccounts in which you are invested. If the assets in the Subaccounts are insufficient to cover the annual death benefit charge, then the excess of the charges over the assets in the Separate Account will then be deducted from the assets in the Guarantee Account. Deductions from the Guarantee Account will be taken first from the amounts which have been in the Guarantee Account for the longest period of time.

When this Rider is Effective

This rider becomes effective on the Contract Date unless another effective date is shown on the Contract data pages. If will remain in effect while this Contract is in force and before Income Payments begin. This rider may not be terminated prior to the Annuity Commencement Date. On the Annuity Commencement Date, this rider and its corresponding charge will terminate. If the Contract is terminated and later reinstated, this rider cannot be reinstated without our approval.

Change of Ownership

In the event that the underlying Contract is assigned or sold, unless under a court ordered assignment, this rider will terminate on such date of sale or assignment.

Spousal Continuation

This rider will be continued by the spousal beneficiary upon the death of the Owner, if the surviving spouse would have been eligible for this rider on the Contract Date.

For Genworth Life and Annuity Insurance Company,

                                      2